June 5, 2006

VIA EDGAR

Jeffrey Gordon

Staff Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Re: Ferro Corporation Form 8-K Item 4.01 filed May 18, 2006

File Number 1-00584

Dear Mr. Gordon:

Based on our telephone conversation of May 19, 2006, on behalf of Ferro Corporation (the “Company”), we submit this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that appeared in your letter, dated May 19, 2006, with respect to the Form 8-K Item 4.01 filed May 18, 2006 (the “Form 8-K”). For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the Company’s response.

1. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures, in an amended Form 8-K.

The Company has included, as an exhibit to the amended Form 8-K filed today, the letter it received from KPMG LLP, its former accountant, responding to the disclosures made by the Company in the original Form 8-K filing. The Company received the letter on June 2, 2006.

2. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the disclosure requirements of Regulation S-K Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

The Company will file a Form 8-K on June 5, 2006 reporting the engagement of Deloitte & Touche LLP as the Company’s new independent registered certified public accountants that contains the disclosures required by Regulation S-K Item 304(a)(2).

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the Staff’s comments and changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 861-7090.

Very truly yours,

/S/ Suzanne K. Hanselman

Suzanne K. Hanselman

cc:	Thomas M. Gannon, Vice President and Chief Financial Officer, Ferro Corporation James Bays, Vice President and General Counsel, Ferro Corporation